March 9, 2015

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Applied Minerals

10-K for the year ended December 31, 2013

File No. 000-31380

Dear Ms. Jenkins:

Applied Minerals, Inc. (the “Company” or “AMI”) submits this letter to the staff of the Division of Corporation Finance following up on the staff’s comment letter dated January 28, 2015 and the conference call between the staff and the Company and its auditors on February 4, 2015.

The purpose of this letter is to demonstrate that the amount of probable future economic benefits to Applied Minerals from the use of the processing plant commissioned by the Company in 2014 exceeds the $5.5 million of costs incurred by the Company to construct the facility. We believe that the information presented in this submission persuasively demonstrates that the present value (“PV”) of cash flows expected to be realized by the Company from the use of the processing plant justifies management’s decision to capitalize the $5.5 million of costs associated with the construction and commissioning of the plant.

Summary

We believe that there are several sources of probable future economic benefits from the operation of the new processing plant.

We currently have stockpiles on the ground of **** tons of previously mined **** and **** tons of previously mined ****.

1.

Although we believe that there are higher value uses for our **** stockpiles, we do know that the Company can relatively easily access the **** to utilize the stockpiles because of the following attributes of that market:

●	There are no barriers to entry for new products that meet market specifications;
●	There is a ready market that is large and liquid; and
●	Based on our cost structure, our product can be priced competitively.

**** confidential material redacted

Confidential Treatment Requested Under Rules 83 and 12b-4

Based on the analysis that is more fully discussed in Tab 4 of Part I, the undiscounted cash flows to be realized from the sale of our stockpiled **** into the **** market, after processing the material in our new processing plant, is $ **** million and the PV of such cash flows is approximately $**** million.

The following is a brief summary of the key facts, in addition to the ones mentioned above, underlying the cash flows:

●	****;
●	We can process the **** tons of ****to meet the specifications for ****;
●

Our cost to produce is $**** per ton and we expect to sell **** for an average of $****per ton, a discount to our competitors’ average selling price. Since the market for **** is not a spot market, competitors’ pricing is obtained through a number of industry channels. From recent channel checks, AMI has confirmed competitors’ current market prices[1];

●	There is a ready market for****;
●

We project a ****% market share, or ****tons of annual sales volume, from 2016 to 2021, the year in which ****tons would be depleted, with $5.5 million of capitalized construction costs being recouped in **** **** *** *****;

●

Assuming an average selling price of $*** per ton and an average processing cost of $*** per ton, the undiscounted cash flows to be realized by the Company from this market aggregates to approximately $****million and the PV of such cash flows is $**** million when utilizing a weighted average cost of capital of ****%; and

●	The cash flows to be realized from the ***** significantly exceed the $5.5 million of construction costs capitalized.

Exhibit A, attached to the end this letter, provides the projections used to determine the $**** million valuation of the cash flows we expect to realize from selling to this **** **** **** market.

A detailed description of the assumptions utilized to calculate the PV of cash flows from selling into this market is provided both below and in Part I, Tab 4.

2.

In addition to the ****market described above, the Company has identified other markets from which it can realize cash flow from the probable sale of **** and ****. The probable sales are based on ****. We have identified four additional **** markets and three **** markets where our efforts toward sales have brought us close to success and where there do not appear to be any meaningful impediments that could thwart such sales. The PV of the cash flows from each market except one is in excess of the $5.5 million capitalized.

**** confidential material redacted

1 Part I, Tab 4 for a fuller discussion.

Confidential Treatment Requested Under Rules 83 and 12b-4

A detailed description of how the cash flows were determined and the underlying assumptions are discussed below and included in Part I, Tabs 5 - 8 and Part II, Tabs 3 – 5 of this submission.

3.

The Company has commissioned an independent appraisal of the processing plant using an In-Exchange valuation premise, which assumes that the equipment is sold to other users of the equipment on an As-Is basis. The value stated in that appraisal is approximately $**** million.

The appraisal is included in this submission in Part III.

Organization of this submission

In addition to this cover letter, this submission consists of three parts:

●

Part I provides information about (i) the markets available for **** extracted and to be extracted from the Company’s Dragon Mine property located in Utah, (ii) the **** tons[2] [3]of **** already extracted and located on the surface of the Dragon Mine property awaiting processing, (iii) the geological characterization of the underground **** mineralization located at the Dragon Mine property, (iv) the costs associated with mining and processing **** from the Dragon Mine property, and (v) the sales of the Company’s **** products that we believe to be probable within specified markets and to specifically identified customers.

●

Part II presents information about (i) the markets available for the Dragon Mine’s ****, (ii) the **** tons of **** that have been extracted and are currently located on the surface of the Dragon Mine property awaiting processing, (iii) the geological characterization of the underground **** resource located at the Dragon Mine property, (iv) the costs associated with mining and processing **** from the Dragon Mine property, and (v) the sales of the Company’s **** products that we believe to be probable within specific markets and to specifically identified customers.

**** Confidential material redacted

2 The tonnages were determined by weigh tickets backed up by surveyed cubic yardages converted to weight by multiplying cubic yardages by specific gravity

3 The following details the tonnages of **** in the stockpiles and how such tonnages were calculated. ****

Confidential Treatment Requested Under Rules 83 and 12b-4

●	Part III is a fair value appraisal of the new processing plant. The appraisal sets that value at approximately $****million.

Sources of Probable Future Economic Benefits

We believe that there are several sources of probable future economic benefits from the operation of the new processing plant.

●	The cash flows to be derived from the uses for which we intend to use the processing plant (“Intended Uses”). The Intended Uses include
o	the processing of **** for the markets discussed and for identified customers, as described in Part I, Tabs 4 – 8; and
o	the processing of **** for a **** in ****, as described in Part II, Tab 3.

●

The PV of the cash flows to be derived from uses other than the Intended Uses (“Fallback Uses”). To the extent that the Intended Uses are not capable of generating sufficient cash flow, the Company could use some of all of the capacity of the processing plant for the Fallback uses. The Fallback Uses would be available if the Intended Uses are not successful. The Fallback Uses include the processing of **** for the markets described in Part II, Tabs 4 and 5.

●

The appraisal establishes the in-exchange fair value of the processing plant. The in-exchange fair value, as determined by Alvarez & Marsal Valuation Services, LLC, an independent, certified appraiser, is approximately $**** million.

Stockpiles

**** Stockpiles. The Company has been extracting **** and **** for several years. Most of that material has been put into stockpiles awaiting processing. We have calculated the present value of cash flows from the sale of **** into the various markets noted in this report using only the **** that has been extracted and is on the ground.

If projected tonnage for all of the markets is added together, the aggregate would exceed the total of the **** that has been extracted and is awaiting processing.4 Thus, the present values cannot be aggregated. But the present values for each market and each identified customer (except the **** market and the identified ******* customer) exceed the amount of capitalized costs of the new processing plant. In any case, it is reasonable to assume that our actual business will involve serving several different markets in any one year. We have not attempted to quantify the actual mix of business in any one year.

**** confidential material redacted

4 Similarly, if all of the tonnage for the various uses of**** the capacity of the new processing plant.

Confidential Treatment Requested Under Rules 83 and 12b-4

**** Stockpiles. We have calculated the present value of the cash flows from the sale of **** through the **** exclusively selling using the **** that has been extracted and is on the ground. The present value of our share of probable cash flows of the **** will exceed the capitalized costs more than two times.

The stockpiled **** would not be sufficient to produce the tonnage included in the projections for the****. Accordingly, the **** for such markets would for the most part have to be mined.5   The present value of the cash flows from each of the Fallback Uses exceeds the capitalized amount.

Approaches to determining whether future economic benefits are probable

To account for the differences in markets into which we will sell the products and our progress toward realizing revenues in those markets, we utilized different approaches to determine whether sales are probable. They are discussed below.

1.

The Product Meets Market Specifications. This approach assumes that if (i) a product meets market specifications, (ii) there is a ready market, and (iii) the product can be priced competitively, sales of a reasonable amount are probable.

We used this approach in connection with the **** **** market. Below is a summary of the discussion in Part I, Tab 4 that we use to justify the value that AMI will realize from selling its **** into the **** market.

Market Specification. ASTM International6 has established an industry standard specification for **** ****, which accounts for approximately 60% of the approximately **** ton market for **** **** ****. (The text of ASTM **** is included in Part I, Tab 4).

**** confidential material redacted

Section 3 of ASTM **** sets forth the specifications of the “compositions and properties” that must be satisfied in order for a **** to be compliant with ASTM ****. Section 3.1 sets forth non-color properties that the **** must conform to. Section 3.2 provides that the ****.

5Based on our experience and the current mining is ****, there is no question that the necessary amounts can be extracted economically. **** and the relatively small amounts in the projections can be mined economically.

6ASTM’s website states: “ASTM International, formerly known as the American Society for Testing and Materials (ASTM), is a globally recognized leader in the development and delivery of international voluntary consensus standards. Today, some 12,000 ASTM standards are used around the world to improve product quality, enhance safety, facilitate market access and trade, and build consumer confidence.”

Confidential Treatment Requested Under Rules 83 and 12b-4

Our Product Meets the Market Specification. All of our stockpiled **** as well as the **** located underground satisfy the requirements in ****of ASTM ****. A chart comparing our **** to the requirements of

The ***** can be satisfied by managing the size to which the ****, allowing us to**** .

Our Costs. We can produce **** **** **** **** for $**** per ton.

Our Pricing. We are able to process the **** efficiently so that it is priced competitively in the market at an average price of $**** a ton. At $**** per ton we can offer prices that effectively compete with both lower-priced and higher-priced ****. Since the market for **** **** is not a spot market, competitors’ pricing is obtained through a number of industry channels. From recent channel checks, AMI has confirmed competitors’ current market price 7

Ready Market. There are no barriers to entry for new products that meet market specifications and the market is large ( **** tons per year) and liquid. **** are purchased based on market specifications defined by ASTM standards.

Market Penetration. We project a **** market share, or **** tons of annual sales volume between 2016 and 2021, the year in which the **** tons in the stockpiles would be depleted.

Summary. Assuming an average selling price of $**** per ton and an average processing cost of approximately $**** per ton, the undiscounted cash flows realized by the Company from 2016-2021 would be $**** million and the PV of cash flows would be $****million after utilizing a weighted average cost of capital of ****%. The $5.5 million of capitalized construction costs being recouped in **** **** *** *****.

**** Confidential material redacted

2.

Strong evidence of progress toward sales; impediments to sales appear unlikely. For the identified customers in the following **** markets (****) and the following **** markets (**** and *****), sales are deemed probable based on the fact that progress toward sales to the identified customers has been made or no major impediments to sales being made exist. (With respect to****, it is based on the fact that a promised order for products has already been made and other circumstances).

7See Part I, Tab 4 for a fuller discussion.

Confidential Treatment Requested Under Rules 83 and 12b-4

In all of the markets mentioned above except ****, we project not only sales to the identified customers but also sales to the entire market. The “entire market” projections are based in part on the progress with or sales to identified customers as well as information about the total market.

Later in this letter, we summarize the evidence as to selected identified customers that we believe is especially compelling.

3.

Sales based on information based on progress in penetrating the market through the efforts of a reputable distributor. For the sales to the **** market, the projections are based on facts and circumstances about our products and the market.

PVs of Probable Cash Flows

The charts below highlight the PV of probable cash flows for Intended Uses and

Fallback Uses of our new processing facility. All PV’s were calculated using a weighted average cost of capital (“WACC”) of ****%.

Intended Uses Present Value of Probable Cash Flows
MARKET	ENTIRE MARKET	IDENTIFIED CUSTOMER
****[8] [9]	$****

****[10]		$****[11]

****	$****[12]	$****[13]

**** Confidential Material redacted

8 No projections were made as to identified customers

9****

10AMI not sell to the ****.

11After taking into account a probability factor of ****%

12After taking into account a probability factor of ****%

13After taking into account a probability factor of ****%

Confidential Treatment Requested Under Rules 83 and 12b-4

****	$****[14]	$****[15]

****	$****[16]	$****[17]

**** 6	$****[18]
Fallback Uses Present Value of Probable Cash Flows
MARKET	ENTIRE MARKET	IDENTIFIED CUSTOMER
*****	$****[19]	$****[20]

****6	$****[21]

**** Confidential material redacted

14After taking into account a probability factor of ****%

15After taking into account a probability factor of ****%

16After taking into account a probability factor of ****%

17After taking into account a probability factor of ****%

18After taking into account a probability factor of ****%

19After taking into account a probability factor of ****%

20After taking into account a probability factor of ****

21After taking into account a probability factor of ****%

Confidential Treatment Requested Under Rules 83 and 12b-4

Notes on Our Methodology

1.

The PV of cash flows is calculated for various markets into which we expect to sell product. For target markets (except ****) in which we have identified a specific customer to which we are already selling product or a customer with which we are sufficiently along the sales process to be highly confident of making sales, we have provided a PV of cash flows for both the entire market and the specific customer.

For markets in which have not identified such a customer, we have provided a PV of cash flows for the market only.

With respect to the **** market, we have provided a PV that is derived from the sale of ****.

2.

In calculating a PV of cash flows realized from a specific customer or general market opportunity, we ascribe a probability to the realization of revenues. We ascribe a higher probability to a customer opportunity than we do to a general market opportunity.

3.	In addition to the probability factor, we utilize a discount rate equal to our weighted average cost of capital, which is ****%.

4.

To be conservative, except for **** used for the **** ****, our PVs of cash flows assume no sales are realized until 2016 although we believe substantial sales may be realized in 2015. The **** necessary to supply the **** **** for at least five, and possibly up to ten, years will be processed at the new processing plant in 2015 over the course of a few days once the **** documents are signed.

Specific markets where there is strong evidence of progress toward sales and impediments to sales being made appear unlikely

Above, we noted that we would summarize the evidence as to selected identified customers that we believe is especially compelling. They are discussed below:

1. ****. With respect to the use of **** for ****, which is an Intended Use, we believe that the probability of the projected future sales and the PV of the cash flows to be realized from the **** with **** are very high for the following reasons:

a.	****, our ****;

**** Confidential material refdacted

Confidential Treatment Requested Under Rules 83 and 12b-4

b.

**** has a proven track record of ****, which requires an extensive knowledge of the market and a strong ability to accurately project the sales and profits of the business opportunities it decides to pursue;

c.	The Company and our **** have devoted a significant number of resources to ****
d.	**** have been developed;
e.	****;
f.	****; and
g.	The **** is likely to be ****.

2. ****. With respect to the use of **** to extract ****, which is an Intended Use, we believe that the resulting PV of cash flows from sales to **** and the resulting is very high for the following reasons:

a.	**** has tested the product and it satisfies all of the applicable specifications. In the opinion of ****, . **** has indicated that it will start buying as soon as **** is done;
b.	**** has indicated that its ****. It has made clear that it needs a new source of ****. It indicated that it had not been able to find a suitable replacement until it tested our **** and****;
c.	**** has indicated to us that it plans to introduce the **** into its ****product. **** plans to **** increasing amounts of our **** ****and
d.	We have discussed pricing with **** and have already agreed to sell our **** at $**** per ton.

3. **** f. With respect to the use of **** for****, which is a Fallback Use, we believe that the probability of future sales to **** and the resulting NPV is very high for the following reasons:

a.

**** has tested the product thoroughly and has received very positive feedback from its customers, who have begun to buy the product at a growing rate. Currently, **** has an estimated **** customers using the product in commercial applications;

b.	**** has indicated that it has not seen another product match the performance of **** from AMI, therefore **** competitive threats;
c.	**** has purchased ****) from AMI to date and indicated demand is beginning to ramp;

**** Confidential material redacted

Confidential Treatment Requested Under Rules 83 and 12b-4

d.	**** expects the demand for the product using our **** will ramp to **** tons per year over the next 1-2 years; and
e.	The selling price to **** is and will continue to be $**** per ton.

4. **** for the **** Market. With respect to the use of **** for the **** market, an Intended Use, we believe that the probability of the projected future sales is very high for the following reasons:

a.	It is our understanding that if an **** product for **** meets or exceeds the specifications of a participant in the market, no further specifications need to be satisfied;
b.	Our **** for **** satisfies the requirement of the largest participant in the market and meets or exceeds all of published specifications of the other participants in the market; and
c.	We are currently selling to a company that is a leader in other products in the****.

A note on the emails and statements by customers and potential customers

Finally, we want to note the following: you will see that there are some emails and some statements attributed to actual and potential customers and to **** that are dated after the staff raised the capitalization issue and even after we indicated to the staff that we made this submission. We want to advise the staff that we did not solicit or take any action to obtain such communications or to encourage the sending of such communications. We have not disclosed to any actual and potential customers or to **** that there are any issues regarding the capitalization or that we are making a submission to the staff.

* * *

We appreciate the opportunity to make this submission to the staff. We will be more than happy to discuss any part of this presentation with the staff on the telephone or in person and we will be more than happy to make any additional materials that the staff believes might be helpful.

Please feel free to contact me at (212) 226-4251 or Nat Krishnamurti at (212) 226-4232.

Very truly yours,

/s/ William Gleeson

William Gleeson

Confidential Treatment Requested Under Rules 83 and 12b-4

Exhibit A: Discounted Cash Flow Analysis: **** **** ****,

**** Confidential material redacted

Confidential Treatment Requested Under Rules 83 and 12b-4

**** Remaining pages of the submission are supplemental material under Rule 12b-4 and have been redacted under Rule 83 and Rule 12b-4

Confidential Treatment Requested Under Rules 83 and 12b-4